Exhibit 21.1

Subsidiaries

Entity	Organized	Percentage Owned

QHY Water Solutions International Corp.	Nevada	100%
QHY New Zealand LLC.	Nevada	51%
QHY Oceania S & T Co., Ltd.,	New Zealand	51%